As filed with the Securities and Exchange Commission on April 7, 2014

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

FS ENERGY AND POWER FUND

(Name of Subject Company (Issuer))

FS ENERGY AND POWER FUND

(Names of filing Persons (Offeror and Issuer))

Common Shares of Beneficial Interest,

Par Value $0.001 per share

(Title of Class of Securities)

30264D 109

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Michael C. Forman

President and Chief Executive Officer

FS Energy and Power Fund

Cira Centre

2929 Arch Street, Suite 675

Philadelphia, PA 19104
(215) 495-1150

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

James A. Lebovitz, Esq.
Thomas J. Friedmann, Esq.
Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

Fax: (215) 994-2222

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$28,406,660.04	$3,658.78*

*                  The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,642.00

Form or Registration No.: Schedule TO

Filing Party:  FS Energy and Power Fund

Date Filed:  February 20, 2014

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 20, 2014 by FS Energy and Power Fund, a Delaware statutory trust (the “Company”), in connection with the offer by the Company to purchase up to the lesser of (i) 2,895,684 shares of its issued and outstanding common shares of beneficial interest, par value $0.001 per share (the “Shares”) (which number represents 2.5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2013), and (ii) the number of Shares the Company can repurchase with the proceeds it receives from the sale of Shares under its distribution reinvestment plan during the 2014 calendar year prior to expiration of the Offer (as defined below). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated February 20, 2014, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at 5:00 P.M., Central Time, on March 27, 2014, and a total of 158,723.455 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date.  In accordance with the terms of the Offer, the Company purchased all 158,723.455 Shares validly tendered and not withdrawn at a price equal to $9.81 per Share (an amount equal to 90% of the Company’s April 2, 2014 public offering price of $10.90 per Share) for an aggregate purchase price of approximately $1,557,077.10.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2014

FS ENERGY AND POWER FUND

By:	/s/ MICHAEL C. FORMAN
Name: Michael C. Forman
Title: President and Chief Executive Officer

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